

Mail Stop 3561

January 30, 2007

Mr. Ronald Almadova
President
Natural Alternative Products, Inc.
10300 West Charleston Blvd., Ste. 13-35
Las Vegas, Nevada 89135

> **Re:** **Natural Alternative Products, Inc.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2006**
> **Filed September 27, 2006**
> **File No. 0-27623**

Dear Mr. Almadova:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Delinquent Exchange Act Filings

1. We note that you have not filed Forms 10-KSB for each of the years ended March 31, 2001 through 2004 and you have also not filed Forms 10-QSB for all quarters in the years ended March 31, 2002 through 2006. Please file these individual documents immediately. You may be able to file a comprehensive Form 10-KSB that includes information for all missing periods if the Division of Corporation Finance's Chief Accountant's Office approves your written request to do so.

Form 10-KSB for Fiscal Year Ended March 31, 2006

Report of Independent Registered Public Accounting Firm, page 10

2. Your audit report expresses an opinion on the period from inception (March 14, 1999) through March 31, 2005. In addition, the included opinion references 'the financial position of Natural Alternative Products, Inc. as of March 31, 2006 and 2006…' Please amend your report to indicate the appropriate periods for which the audit was completed.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 20

3. We note the existence of multiple changes in accountants that were not reported in Forms 8-K. An Item 4.01 Form 8-K reporting the termination of the engagements of Kelly & Co (see 2000 Form 10KSB) and Mendoza Berger, and the engagements of Mendoza Berger and E. Randall Gruber is required to be filed; please note that disclosing changes in accountants in a Form 10-KSB does not eliminate the requirement to provide all of these disclosures in a Form 8-K. If you engaged additional accountants between the time the engagement of Kelly & Co was terminated and the subsequent engagement of Mendoza Berger, please report those changes as well in an Item 4.01 Form 8-K. Please file this delinquent Item 4.01 Form 8-K immediately.   Item 304 of Regulation S-B describes the disclosure requirements of the Item 4.01 Form 8-K. In order for the former accountants to submit to you the letter required by Item 304(a)(3) of Regulation S-B, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountant's letter should be filed with the Commission as an exhibit to the 8-K when initially filed or as a subsequent amendment thereto no later than 10 days after the initial Form 8-K was filed.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant